Exhibit 99.4

THIS SECOND SUPPLEMENTAL WARRANT INDENTURE is made as of November 27, 2024.

BETWEEN:

ELECTRA BATTERY MATERIALS CORPORATION

a corporation continued under the laws of Canada

(hereinafter called the “Corporation”)

AND

TSX TRUST COMPANY

a trust company existing under the laws of Canada

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.	The Corporation and the Warrant Agent executed a warrant indenture (the “Original Warrant Indenture”) dated as of February 13, 2023 providing for the issue of up to 10,796,054 Warrants;

B.	The Corporation and the Warrant Agent executed a supplemental warrant indenture to the Original Warrant Indenture dated as of January 12, 2024 (the “First Supplemental Indenture” and, together with the Original Warrant Indenture, the “Warrant Indenture”);

C.	Pursuant to directors’ resolutions dated November 27, 2024, the directors of the Corporation approved and duly authorized the execution and delivery of this Second Supplemental Warrant Indenture and all things necessary to make this Second Supplemental Warrant Indenture a valid and binding agreement of the Corporation, in accordance with its terms;

D.	Pursuant to extraordinary resolutions dated November 27, 2024, the Warrantholders approved the execution and delivery of this Second Supplemental Warrant Indenture;

E.	The foregoing recitals are made as a statement of fact by the Corporation and not by the Warrant Agent; and

F.	The Warrant Agent is authorized and directed to enter into this Second Supplemental Warrant Indenture and to hold all rights, interests and benefits contained in this Second Supplemental Warrant Indenture for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Second Supplemental Warrant Indenture from time to time.

NOW THEREFORE, THIS SECOND SUPPLEMENTAL WARRANT INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is acknowledged, and the parties to this Second Supplemental Warrant Indenture agree as follows:

ARTICLE 1
INTERPRETATION

1.1.	To be Read with the Warrant Indenture

(1)	This Second Supplemental Warrant Indenture is supplemental to the Warrant Indenture, and the Warrant Indenture will henceforth be read in conjunction with this Second Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions of this Second Supplemental Warrant Indenture, will apply and have the same effect as if all the provisions of the Warrant Indenture and of this Second Supplemental Warrant Indenture were contained in one instrument and the expressions used in this Second Supplemental Warrant Indenture will have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

(2)	On and after the date of this Second Supplemental Warrant Indenture, each reference to the Warrant Indenture, as amended by this Second Supplemental Warrant Indenture, and each reference in the Warrant Indenture to “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Warrant Indenture as amended and supplemented by this Second Supplemental Warrant Indenture. Except as specifically amended and supplemented by this Second Supplemental Indenture, all other terms and conditions of the Warrant Indenture will remain in full force and unchanged.

1.2.	Definitions

All terms which are defined in the Warrant Indenture and are used but not defined in this Second Supplemental Warrant Indenture shall have the meanings ascribed to them in the Warrant Indenture as such meanings may be amended or supplemented by this Second Supplemental Warrant Indenture. In the event of any inconsistency between the meaning given to a term in the Warrant Indenture and the meaning given to the same term in this Second Supplemental Warrant Indenture, the meaning given to the term in this Second Supplemental Warrant Indenture shall prevail to the extent of the inconsistency.

1.3.	Headings

The division of this Second Supplemental Warrant Indenture into articles, sections, subsections and paragraphs, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Second Supplemental Warrant Indenture.

ARTICLE 2
AMENDMENTS TO THE WARRANT INDENTURE

2.1.	Specific Amendments

The following specific amendments are made to the following provisions of the Warrant Indenture:

(1)	The recitals of the Warrant Indenture are amended by deleting in its entirety the second recital (which is recital B in the Warrant Indenture) and replacing it with the following:

B.	Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Warrant Share at a price of C$0.85 at any time prior to 5:00 p.m. (Toronto time) on February 13, 2028, subject to earlier expiry in accordance with this Indenture;

(2)	Section 1.1 of the Warrant Indenture is amended by:

(a)	Deleting the definitions “Acceleration Threshold Price”, “Acceleration Trigger Event” and “Exercise Price” and replacing them with the following, respectively:

“Acceleration Threshold Price” means C$1.02 per Common Share, subject to adjustment in accordance with the provisions of Sections 3.13 and 3.14 hereof in the same manner and to the same extent as the Exercise Price;

“Acceleration Trigger Event” means the occurrence, at any time after November 27, 2024, of the closing price of the Common Shares on the TSXV (or such other exchange on which the Common Shares may principally trade at such time) being greater than the Acceleration Threshold Price for a period of ten (10) consecutive trading days;

“Exercise Price” means C$0.85 for each Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

(3)	Reference to C$1.00 in Schedule A of the Warrant Indenture is replaced with C$0.85.

ARTICLE 3
MISCELLANEOUS

3.1.	Confirmation of Warrant Indenture

The Warrant Indenture is and continues to be in full force and effect, unamended, except as provided in this Second Supplemental Warrant Indenture, and the Corporation confirms and approves the Warrant Indenture as amended by this Second Supplemental Warrant Indenture in all respects.

3.2.	Effective Time

This Second Supplemental Indenture shall become effective as of the execution and delivery of this Second Supplemental Warrant Indenture between the parties, and shall continue in full force and effect until terminated in accordance with the terms of the Warrant Indenture.

3.3.	Governing Law

This Second Supplemental Indenture (including all documents relating thereto, which by common accord have been and will be drafted in English) shall be construed in accordance with the laws of the Province of Ontario and the federal laws applicable therein. Each of the parties to this Second Supplemental Warrant Indenture, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated in this Second Supplemental Warrant Indenture.

3.4.	Counterparts

This Second Supplemental Warrant Indenture may be simultaneously executed in several counterparts and by electronic means, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Second Supplemental Warrant Indenture.

(Signature page follows)

IN WITNESS WHEREOF the parties have executed this Second Supplemental Warrant Indenture under the hands of their proper officers in that behalf as of the date first written above.

Electra Battery Materials Corporation

Per:	/s/ Trent Mell
Name: Trent Mell
Title: Chief Executive Officer

TSX TRUST COMPANY

Per:	/s/ Flavio Moroso
Name: Flavio Moroso
Title: Senior Relationship Manager, Trust

Per:	/s/ Susanne Tasche
Name: Susanne Tasche
Title: Senior Relationship Manager, Trust

[Signature Page – Second Supplemental Warrant Indenture]